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                                                                      EXHIBIT 20

                            U.S. Shelter Corporation
                                 P.O. Box 26718
                        Greenville, South Carolina 29616

                               September 20, 1999


Dear Stockholder:

         Your are hereby advised that, pursuant to the approval of the stockholders of U.S. Shelter Corporation (the "Company") on December 31, 1990 and effective as of September 30, 1999 (the "Effective Date"), the Company will be liquidated and every share of Common Stock of the Company held by a stockholder of record on that date will be cancelled and converted into the right to receive shares of the common stock of Insignia Financial Group, Inc. ("Insignia") and shares of the common stock of Apartment Investment and Management Company ("Aimco") at the rate of .031836094 share of Insignia and
 .011428490 share of Aimco for each share of Shelter issued and outstanding on September 30, 1999 (the "Effective Date"). Shares of Insignia and Aimco constitute substantially all of the remaining assets of the Company other than a cash reserve for contingencies. No fractional shares of Insignia or Aimco will be issued. In lieu thereof former stockholders of the Company will receive payment of the amount of cash to which such stockholder is entitled in respect of fractional interests sold.

         In order to obtain the new certificates for Insignia and Aimco and any cash payment for fractional shares, it will be necessary for you to fill out the enclosed Notice of Filing and Letter of Transmittal and send it, along with the certificate(s) that you currently hold, to the Shareholder Services Group of First Union National Bank, which is acting as liquidation agent. A return envelope to be used for this purpose is enclosed for your convenience.

         We have been advised by our legal counsel that under current federal tax laws, the receipt of shares of Insignia and Aimco, as well as cash in lieu of fractional shares will result in taxable gain if the fair market value of the Insignia and Aimco shares on September 30, 1999 plus the cash in lieu of fractional shares exceed your tax basis in your stock in the Company. Each stockholder should consult his or her tax advisor as to any questions concerning the tax treatment of this liquidating distribution.

         If you have questions, please contact the Shareholder Services Group at First Union National Bank at 800-829-8432.

                                       Very truly yours,

                                       /s/ William D. Richardson

                                       William D. Richardson
                                       President and Secretary

Enclosures